FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KREDITANSTALT FÜR WIEDERAUFBAU

(Name of Registrant)

and

KfW INTERNATIONAL FINANCE INC.

(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED

(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on
Title of Issue	registration is effective	which registered

N/A	N/A	N/A

*	The registrants file annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

ROBERT M. THOMAS, JR.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

RECENT DEVELOPMENTS
I. General information
II. NOTES ON THE BALANCE SHEET
III. NOTES ON THE STATEMENT OF INCOME
IV. OTHER INFORMATION
Independent Auditor’s Report
SIGNATURES
Consent of FRG
Auditors Consent

     The undersigned registrant hereby amends it Annual Report on Form 18-K for the fiscal year ended December 31, 2001 (the “Annual Report”) as follows:

     1.     Exhibit(d) is hereby amended by adding an introductory section (after the table of contents) as follows:

RECENT DEVELOPMENTS

Kreditanstalt für Wiederaufbau

Proposed Merger of Deutsche Ausgleichsbank (DtA) with KfW

     Following the statements by the SPD and the Greens in their October 2002 coalition agreement, Wolfgang Clement, the new Federal Minister of Economics and Labor and Hans Eichel, the Federal Minister of Finance, issued public statements on December 10, 2002, setting forth preliminary information on the intended merger of KfW and DtA. According to the press releases, DtA’s share capital will be contributed free of charge to KfW. A new separately-branded Mittelstandsbank will be created within KfW to subsume most of the functions and expertise of DtA as well as the related competencies of KfW, such as the financing of SMEs. Before becoming effective, the intended merger would have to be approved by the cabinet of the Federal Government and by the German Parliament, and implemented by KfW and DtA. In its press releases, the Federal Government has also announced that the transaction will have retroactive effect as from January 1, 2003. Under German law, in order for the deal to have retroactive effect, all legal requirements will need to be met by August 31, 2003.Otherwise the deal will have effect as and when all legal approvals are obtained. The actual integration of DtA’s Mittelstand-related businesses with those of KfW is expected to occur in the first quarter of 2003.

     As is the case with KfW, the obligations of DtA benefit from the Guarantee of the Federal Republic and the principle of Anstaltslast. It is not expected that the contribution of DtA’s share capital to KfW will have any effect on the Guarantee of the Federal Republic or its institutional liability (Anstaltslast) to KfW. DtA’s subscribed capital amounts to EUR 511.3 million. Of this amount, the ERP Special Fund holds a 53.3% share, the Federal Republic, represented by the Federal Ministry of Finance, holds a 40.6% share and the Special Compensation Fund (Sondervermögen Ausgleichsfond), another segregated asset of the Federal Republic, holds a 6.1% share. Pursuant to the Deutsche Ausgleichsbank Act, as amended (the “DtA Act”), the Federal Republic, including its special funds, must always hold 51% of the capital stock of DtA. The remaining portion may only be held by other public law entities such as KfW. Accordingly, the DtA Act must be amended by action of the German parliament before the proposed transaction between KfW and DtA can be finalized.

Activities of DtA

     Pursuant to the DtA Act in its current form, DtA finances projects in furtherance of various economic and social policy objectives of the Federal Government:

•	In the area of business start-up financing, DtA provides financing for the establishment of new companies and the stabilization of young companies. Since the unification of the Federal Republic and the former German Democratic Republic (“GDR”) in 1990, DtA has devoted considerable resources to encouraging and strengthening businesses in the states (“Länder”) that formerly comprised the GDR (the “eastern Länder”).

•	DtA has separately established its venture capital subsidiaries, tbg and gbb, which are intended to cover the growing need for capital during the seed- and early stage phases of business development in Germany, in part by attracting private capital to their fields of activity.

•	In support of environmental protection, DtA provides financing primarily to small and medium-sized companies to promote modern environmental preventive measures and the use of renewable energy sources.

•	DtA’s educational programs assist individuals preparing for master craftsman certificates and students pursuing higher education, and a related program promotes the hiring of trainees by small businesses.

•	DtA’s social policy programs are varied and include loans to institutions for support of the elderly, disabled persons and children.

     Ongoing responsibilities for these functions will be allocated within the KfW Group once DtA becomes a part of KfW and the newly-branded Mittelstandsbank begins operating.

     DtA generally extends credit indirectly through local financial institutions that in turn extend loans to their customers. DtA stipulates the interest rates and the maturities of loans extended through local financial institutions and provides interest subsidies to permit the local financial institutions to earn a commercial return on the loans. The local financial institutions are DtA’s primary obligors on its loans. In some instances, primarily in connection with lending in the eastern Länder, DtA releases the local financial institution from a portion of its primary liability and itself assumes a portion of the direct credit risk. Within a special mezzanine loan program, DtA also offers unsubordinated loans for which it bears all of the credit risk. DtA is, however, eligible for some counterguarantees from the European Investment Fund in respect of these risks.

     In addition to its own financial resources, DtA also distributes and lends funds from the ERP Special Fund (ERP Sondervermögen), a segregated fund comprised of the remaining assets of the European Recovery Program, also known as the Marshall Plan (the “ERP”). Loans made from ERP funds are reflected on DtA’s balance sheet, but DtA generally assumes no liability with respect to disbursements out of ERP funds. DtA receives only a commission for its services in connection with loans from ERP funds.

     As a result of DtA’s lending approach, DtA has little direct credit risk. Of the total credit extended by DtA in 2001 (including loans and guarantees, amounts on deposit with other banks and loans evidenced by debt certificates, or Schuldscheine), German banks were liable for 66.6%, the Federal Republic assumed the risk for 24.1%, and DtA retained direct credit risk for 6.3% (€ 3.1 billion).

     As an instrumentality serving public policy objectives of the Federal Government, DtA is not subject to corporate taxes and does not seek to maximize profits. Like KfW, DtA does not distribute profits, but rather allocates them to statutory and special reserves.

Financial Data of DtA. The audited consolidated financial statements of DtA as at and for the years ended December 31, 2001 and 2000, including the notes thereto, which financial statements have been audited by PwC Deutsche Revision (“PwC”), independent auditors, are included herein at page A-1 of this Report along with the audit report of PwC. The selected financial data for 2001 and 2000 beginning in the next paragraph has been prepared using such audited consolidated financial statements of DtA, and the selected financial data for 1999 has been presented from the audited consolidated financial statements of DtA for such year.

Selected Financial Data. The selected financial data for DtA as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 are set forth below in accordance with generally accepted accounting principles in Germany (“German GAAP”). German GAAP differs in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”).

CONSOLIDATED BALANCE SHEET DATA

	As of December 31,

	2001	2000

	(EUR in millions)
Assets:
Cash reserves	0	8
Loans and advances to banks and other customers	46,658	43,064
Investment securities (1)	1,122	636
Equities, investments and shares in affiliated enterprises	3,513	6,281
Trust assets	218	237
Other assets (2)	1,240	1,223

Total assets	52,752	51,449

Liabilities and Equity:
Liabilities to banks and other customers	27,624	23,534
Certificated liabilities (3)	22,636	25,210
Trust liabilities	218	237
Other liabilities (4)	1,121	1,315
Equity (subscribed capital and reserves)	1,153	1,153

Total liabilities and equity	52,752	51,499

(1)	Includes Schuldverschreibung, bonds and other fixed-interest securities.

(2)	Includes fixed assets, other assets and deferred income.

(3)	Certificated liabilities consist of debt securities, bonds and notes issued.

(4)	Includes deferred income, accrued expenses, funds for general bank risks and other liabilities.

     The total assets of the DtA group rose in 2001 by two percent, to € 52.8 billion. Despite declining applications, total credits on balance sheet grew by € 2.8 billion. Open commitments made in DtA’s investment business in previous years were taken up, as a result of which investments grew markedly despite the difficult market conditions. This growth has contributed substantially to offsetting the decline in investments in mutual funds from € 5.4 billion at December 31, 2000 to € 2.5 billion at December 31, 2001.

     At December 31, 2001, DtA had € 42.9 billion of loans outstanding (excluding € 2.8 billion in guarantees, amounts on deposit with other banks and loans evidenced by Schuldscheine). Of the total amount of loans outstanding, € 25.8 billion (60.1%) were attributable to business start-up financing, € 11.4 billion (26.6%) to environmental protection programs and € 5.7 billion (13.3%) to educational, social and other programs.

     On January 17, 2001, DtA and KfW signed a joint refinancing agreement , pursuant to which KfW carries out all mid-and long-term capital market transactions for both entities. On the basis of this agreement, KfW provides DtA with funds at different times and differing interest rates. Such funds totaled € 4.2 billion in 2001.

PROFIT AND LOSS ACCOUNT DATA

	For the year ended December 31,

	2001	2000	1999(1)

	(EUR in millions)
Interest income(2)	2,322	2,252	2,256
Interest expense	2,334	2,252	2,159
Net interest income	(12)	0	97
Other income(3)	120	440	290
General administrative expenses and other expenses(4)	(123)	(113)	(99)
Risk provisions and downward value adjustments(5)	(114)	(276)	183
Release of provisions for general banking risks and upward value adjustments	129	0	0
Income taxes	0	1	0

Net profit for the year	0	52	105

(1)	The selected financial data for 1999 is drawn from DtA’s financial statements for that year, which were prepared on an unconsolidated basis, as permitted by German GAAP where the subsidiaries are not material.

(2)	Includes interest income from lending operations, money market transactions, fixed-interest securities and debt register claims and current income from shares and other variable-yield securities.

(3)	Includes proceeds from securities and participations, net commission income and other operating income.

(4)	Includes depreciation and value adjustments on intangible and tangible fixed assets, other operating expenses and extraordinary expenses.

(5)	Includes write-downs on and amortization of receivables and certain securities plus additions to accruals relating to the credit business, general bank risk reserves, depreciation and value adjustments on participating interests, shares unaffiliated undertakings and marketable securities treated as fixed assets.

     As a result of the negative development in the equity markets, the impact of the assumption of risk through DtA’s technology-investment subsidiary tbg in past years, and the increase in insolvencies in the German Mittelstand, the results of operations of the DtA Group deteriorated considerably in 2001. Despite the recovery of the bond markets that began in May 2001, DtA’s earnings from financial assets fell to one-third of the prior year’s level.

     Other measures of expense moved within the parameters of the figures forecasted for 2001. Thus, for example, administrative expenses increased while personnel expenses remained stable. Administrative expenses rose as a result of the opening of new buildings in Berlin and Bonn and as a result of big projects for improving DtA’s physical infrastructure.

     The risk provision for the credit business of DtA itself lies slightly below the level of the previous year. On the other hand, tbg’s investment business required write-offs and risk provisions which, although they are expected to be one-off in nature, were much higher than planned on account of worsening credit throughout the year, mostly in respect of investments made in 1999 and 2000, resulting in a negative result for the year. On the basis of the consolidation of this negative result, the results of operations of DtA were likewise materially affected. In comparison, the DtA’s non-technology investment subsidiary gbb developed as expected. Overall, tbg and gbb’s liability in respect of paid-out participations totaled around € 580 million at the end of 2001. Together, the two subsidiaries therefore established provisions for losses on individual loan accounts and general bad debts in the amount of € 99 million (2000: € 57 million) following direct write-downs of € 52 million (2000: € 10 million).

     Through the release of provisions for general bank risks pursuant to relevant German law in the amount of € 117 million, as well as the withdrawal of € 78 million from other profit reserves, the equity capital of DtA decreased. The equity ratio declined from 2.5% of the balance sheet total to 2.2%. The financial result for the fiscal year 2001 of the DtA group was nil, which result included the release of reserves.

Federal Republic of Germany

Germany’s budget deficit

     On November 13, 2002, the German Federal Ministry of Finance released an official statement of its final estimate of 2002 tax revenues. The official statement indicated that total general government tax receipts for 2002 were estimated to be approximately 3.5% below previous estimates, which would result in a budget deficit in 2002 exceeding the 3% of gross domestic product (“GDP”) permitted under the Maastricht Treaty. According to the Ministry’s statement, the 2002 deficit is expected to be approximately 3.75% of GDP, but the 2003 deficit is expected to fall below 3% of GDP, mainly as a result of planned tax reforms and budgetary measures.

     The terms of the Maastricht Treaty provide that, if the European Commission determines that the Maastricht 3% budget deficit threshold has been breached, the European Commission is required to initiate the excessive-deficit procedure of the Stability and Growth Pact, initially involving confidential recommendations and a review of corrective measures implemented by the Federal Government. On November 13, 2002, in response to the Ministry of Finance’s official statement, Pedro Solbes, Member of the European Commission responsible for Economic and Financial Affairs, announced the initiation of the excessive deficit procedure against the Federal Republic. The first step of this procedure was the preparation of a report on Germany’s budget and economic situation, which was publicly made available on November 19, 2002. In the report, the European Commission found that Germany’s general government deficit is expected to reach 3.8% of GDP in 2002, thus exceeding the maximum deficit allowed under the Maastricht Treaty. The report also noted that Germany’s general government gross debt was expected to increase from 59.5% to 60.9% of GDP in 2002, exceeding the 60% ceiling set by the Treaty. The report also concluded that preliminary projections showed a deficit of 3.1% of GDP in 2003. The report noted, however, that if economic growth in Germany were to reach approximately 1.5% in 2003 as the Commission assumed and reform measures were carried out as proposed, the 2003 deficit could fall below 3%. The report also stated that measures on the expenditure side are not sufficiently specified to allow for a full assessment.

     In the event that the European Commission goes on to review the corrective measures and determines after such review that the Federal Government has failed to take adequate corrective measures, the Pact provides for a wide range of remedies, up to and including the imposition of annual financial penalties of as much as 0.5% of Germany’s GDP. Financial penalties may not be imposed, however, until the end of a further review period.

     In response to the projected budget deficit, the Federal Government has announced a package of tax reforms and spending cuts. The first part of this package, consisting of tax increases for certain energy products and cuts in tax benefits related to the use of energy by companies, was adopted by the Bundestag on November 14, 2002. The rest of the package comprises a range of measures designed to broaden the German tax base, including, among other things, limitations on the deductible amounts, and periods of use, of loss carry-forwards and a modification of the capital gains tax on real estate transactions and sales of securities. The Ministry of Finance has not publicly announced estimates on the overall revenues expected to be generated by such tax reforms. However, according to information provided to KfW by the Ministry of Finance, consolidation measures on the expenditure side of the budget (in particular labor market and pension system expenditure) are expected to result in total savings of as much as € 4.6 billion for the federal budget in 2003. On November 20, 2002, the Federal Cabinet adopted the second package of measures as a bill, which needs to be presented to the Bundestag and which also requires approval by the Bundesrat.

     On December 4, 2002, the Federal Government presented to the Bundestag a supplementary federal budget for 2002 as well as the new federal budget plan for 2003. For 2002, additional borrowings of €13.5 billion have been planned, resulting in a total of €34.6 billion in new borrowings for 2002. In the 2003 federal budget plan, new borrowings have been limited to € 18.9 billion, with the difference expected to be covered by tax reform, the savings generated by the expense-consolidation measures and increased economic growth.

(Sources: http://www.bundesfinanzministerium.de/wwwroot-BMF/BMF-.336.14883/.htm;
http://www.bundesregierung.de/emagazine_entw,-449342/Haushaltskonsolidierung-trotz-.htm;
http://www.bundesregierung.de/index-,413.450027/Bundesregierung-reagiert-auf-s.htm;
http://eng.bundesregierung.de/frameset/index.jsp.)

Outlook for the German economy

     On November 13, 2002, the German Council of Economic Experts (Sachverständigenrat zur Begutachtung der gesamtwirtschaftlichen Entwicklung), an independent academic body formally mandated by law to advise the Federal Government and the Parliament on economic policy issues, submitted its annual report 2002/2003 to Chancellor Schröder. According to the report, the Council expects a very moderate continuation of upward macroeconomic development in the coming year. The Council expects Germany’s economic growth rate to be 0.2% this year and 1% in 2003. By comparison, the Federal Government has indicated that it expects a real growth rate of 0.5% for this year and assumes 1.5% growth for 2003. Such projections are largely in line with the OECD’s publicly announced projection of a growth rate of 0.4% for 2002 and 1.5% for 2003. The projections announced by the European Commission are similar: 0.4% for 2002 and 1.4% for 2003. In respect of the budget deficit, whereas the Council expects the 2003 budget deficit to be of 3.3% of Germany’s GDP, the Ministry of Finance assumes that it will be able to be reduced to below the 3% threshold. The OECD has publicly announced its conclusion that the deficit could drop below 3% of GDP for 2003 if the announced reform measures are fully implemented and the Germany economy grows at the OECD’s current estimates. However, the OECD also cautions that “negative growth shocks could easily push the deficit up further” and notes that some of the measures are one-off in nature and therefore not repeatable after 2003.

(Sources: http://eng.bundesregierung.de/frameset/index.jsp;
http://www.sachverstaendigenrat-wirtschaft.de/)

Deutsche Ausgleichsbank’s annual balance sheet as at 31 December 2001

						31.12.2000
Assets			EUR 1000	EUR 1000	EUR 1000	EUR million

Cash reserve
a) cash				0		0
b) assets held at central banks				204		8
thereof: with the Deutsche Bundesbank	EUR	0
c) balances on postal giro accounts				0		0

					204	8

Amounts due from financial institutions
a) payable on demand				66,633		303
b) other				38,066,982		33,855

					38,133,615	34,158

Amounts due from customers					9,598,946	9,671
thereof: municipal loans	EUR	8,049,126,000

Bonds and other fixed-interest securities			0
a) bonds and debentures
aa) from public issuers thereof: available as collateral at the Deutsche Bundesbank	EUR	—
ab) from other issuers			1,089,995	1,089,995		579

thereof: available as collateral at the Deutsche Bundesbank	EUR	1,089,995,000
b) own bonds				32,269		57

Nominal amount	EUR	30,378,000			1,122,264	636

Shares and other variable-yield securities					2,500,003	5,167

Participations					1,825	2
Thereof: in financial institutions	EUR	—
in financial services institutions	EUR	—

Shares in affiliated enterprises					473,000	500
Thereof: in financial institutions	EUR	—
in financial services institutions	EUR	—

Trust assets					218,325	237
Thereof: trustee loans	EUR	218,325,000

Fixed assets					85,320	68

Other assets					1,037,624	1,101

Deferred income					44,519	51

Total assets					53,215,645	51,599

Deutsche Ausgleichsbank’s annual balance sheet as at 31 December 2001

						31.12.2000
Liabilities and equity			EUR 1000	EUR 1000	EUR 1000	EUR million

Liabilities towards financial institutions
a) payable on demand				58,887		1
b) with an agreed term or period of notice				8,545,806		5,011

					8,604,693	5,012

Liabilities towards customers
a) other liabilities
aa) payable on demand				370,652		227
ab) with an agreed term or period of notice				18,828,852		18,320

					19,199,504	18,547

Securitised liabilities
a) bonds issued					22,635,669	25,210

Trust liabilities					218,325	237
thereof: trustee loans	EUR	218,325,000

Other liabilities					298,365	6

Deferred income					557,099	552

Provisions
a) provisions for retirement allowances and similar obligations				13,798		14
b) other provisions				535,479		621

					549,277	635

Fund for general banking risks					0	117

Equity
a) subscribed capital (DEM 1,000,000,000)				511,292		511
b) revenue reserves
ba) legal reserves			476,976
bb) other revenue reserves			164,445	641,421		720

(withdrawal: EUR 78,000,000)
c) net profit				0		52

					1,152,713	1,283

Total liabilities and equity					53,215,645	51,599

Contingent liabilities
a) Contingent liabilities from guarantees and indemnity agreements					2,775,198	2,558

Other obligations
a) Irrevocable loan commitments					3,120,717	3,587

Deutsche Ausgleichsbank’s group balance sheet as at 31 December 2001

						31.12.2000
Assets			EUR 1000	EUR 1000	EUR 1000	EUR million

Cash reserve
a) cash				0		0
b) assets held at central banks				203		8
thereof: with the Deutsche Bundesbank	EUR	7,996,000
c) balances on postal giro accounts				0		—

					203	8

Amounts due from financial institutions
a) payable on demand				67,271		306
b) other				38,066,982		33,855

					38,134,253	34,161

Amounts due from customers
thereof: municipal loans	EUR	8,049,126,000			8,523,495	8,903

Bonds and other fixed-interest securities
a) bonds and debentures
aa) from public issuers			0
thereof: available as collateral at the Deutsche Bundesbank	EUR	—
ab) from other issuers			1,089,995	1,089,995		579

thereof: available as collateral at the Deutsche Bundesbank	EUR	1,089,995,000
b) own bonds				32,269		57

Nominal amount	EUR	30,378,000			1,122,264	636

Shares and other variable-yield securities					2,520,870	5,439

Participations					991,247	841
Thereof: in financial institutions	EUR	—
in financial services institutions	EUR	—

Shares in affiliated enterprises					1,329	1
Thereof: in financial institutions	EUR	—
in financial services institutions	EUR	—

Trust assets					218,325	237
Thereof: trustee loans	EUR	218,325,000

Fixed assets					137,308	71

Other assets					1,057,876	1,101

Deferred income					44,521	51

Total assets					52,751,691	51,449

Deutsche Ausgleichsbank’s group balance sheet as at 31 December 2001

					31.12.2000
Liabilities and equity		EUR 1000	EUR 1000	EUR 1000	EUR million

Liabilities towards financial institutions
a) payable on demand			58,887		1
b) with an agreed term or period of notice			8,545,995		5,011

				8,604,882	5,012

Liabilities towards customers
a) other liabilities
aa) payable on demand			360,417		223
ab) with an agreed term or period of notice			18,658,802		18,299

				19,019,219	18,522

Securitised liabilities
a) bonds issued				22,635,669	25,210

Trust liabilities				218,325	237
thereof: trustee loans	EUR218,325,000

Other liabilities				4,724	6

Deferred income				557,099	552

Provisions
a) provisions for retirement allowances and similar obligations			13,798		14
b) other provisions			545,262		626

				559,060	640

Fund for general banking risks				0	117

Equity
a) subscribed capital (DEM 1,000,000,000)			511,292		511
b) revenue reserves
ba) legal reserves		476,976
bb) other revenue reserves		164,445	641,421		642
(withdrawal: EUR 78,000,000)
c) net profit			0		0

				1,152,713	1,153

Total liabilities and equity				52,751,691	51,449

Contingent liabilities
a) Contingent liabilities from guarantees and indemnity agreements				2,775,198	2,558

Other liabilities
a) Irrevocable loan commitments				3,569,887	3,920

Statement of Income of Deutsche Ausgleichsbank for the 2001 financial year

				31.12.2000
		EUR 1000	EUR 1000	EUR million

Interest income from
a) lending operations and money-market transactions		2,342,265		2,244
b) fixed-interest securities and debt register claims		40,163		29

		2,382,428		2,273

Interest expenses		2,337,259	45,169	2,251	22

Current income from
a) shares and other variable-yield securities		63,306		312
b) participations		33		0
c) shares in affiliated enterprises			63,339		312

Commission income		15,162		16

Commission expenses		14,347	815	14	2

Other operating income			1,434		1

General administrative expenses
a) personnel expenses
aa) wages and salaries		42,443		42
ab) social security contributions and expenses on pensions and welfare support		11,888		14

thereof: for pensions	EUR4,524,000	54,331		56
b) other administrative expenses		40,457	94,788	34	90

Depreciation of and value adjustments on on intangible and tangible fixed assets			7,942		6

Other operating expenses			9,490		12

Depreciation of and value adjustments receivables and certain securities as well as allocations to reserves in credit business					196

Earnings from allocations to receivables and certain securities and the release of reserves in credit business			75,398

Allocation to the fund for general banking risks					15

Dissolution of the fund for general banking risks			117,287

Depreciation of and value adjustments on participations, shares in affiliated enterprises and securities treated as fixed assets			27,001

Earnings from allocations to participations, shares in affiliated enterprises and securities treated as fixed assets					86

Expenditure stemming from the transfer of losses			294,221

Annual deficit (previous year: annual profit)			130,000		104

Transfer to revenue reserves
a) to legal reserves		0
b) to other revenue reserves		0	0		52

Withdrawals from revenue reserves
a) from legal reserves		0
b) from other revenue reserves		78,000	78,000		0

Withdrawal from retained profits			52,000		0

Net profit			0		52

Consolidated Statement of Income of Deutsche Ausgleichsbank (Group) for the 2001 financial year

				31.12.2000
		EUR 1000	EUR 1000	EUR million

Interest income from
a) lending operations and money-market transactions		2,281,670		2,223
b) fixed-interest securities and debt register claims		40,166		29

		2,321,836		2,252

Interest expenses		2,334,268	12,432	2,252	0

Current income from
a) shares and other variable-yield securities		63,306		312
b) participations		53,197		39
c) shares in affiliated enterprises		0	116,503	0	351

Commission income		12,148		13

Commission expenses		12,471	323	12	1

Other operating income			4,214		88

General administrative expenses
a) personnel expenses
aa) wages and salaries		47,263		45
ab) social security contributions and expenses on pensions and welfare support		12,684		14

thereof: for pensions	EUR4,646,000	59,947		59
b) other administrative expenses		43,896	103,843	36	95

Depreciation of and value adjustments on intangible and tangible fixed assets			9,230		6

Other operating expenses			9,509		12

Depreciation of and value adjustments on receivables and certain securities as well as allocations to reserves in credit business					184

Earnings from allocations to receivables and certain securities and the release of reserves in credit business			11,255

Allocation to the fund for general banking risks			0		15

Dissolution of the fund for general banking risks			117,287

Depreciation of and value adjustments on participations, shares in affiliated enterprises and securities treated as fixed assets			113,939		41

Extraordinary expenses			0		36

Taxes on income and earnings			17		1

Net income			0		52

Transfer to revenue reserves
a) to legal reserves		0			52
b) to other revenue reserves		0	0		0

Net profit			0		0

I. GENERAL INFORMATION

General

     The annual financial statements for Deutsche Ausgleichsbank and the Group for the 2001 business year have been prepared in accordance with the provisions of the German Commercial Code and the Ordinance on Bank Accounting.

Principles of Consolidation

     The financial statements of the individual Group companies have been prepared in accordance with the accounting and valuation methods applicable to DtA. Amounts due and liabilities, expenses and income and interim results existing or arising between the companies included in the Group consolidated financial statements have been eliminated.

     Four companies have been included in the Group consolidated financial statements. A write-down of EUR 136 million on tbg’s book value of participations has been effected by DtA-Beteiligungs-Holding AG; the book value of participations in DtA-Beteiligungs-Holding AG has been written down by DtA to the amount of EUR 27 million. Thus, overall, no differential resulted from the capital consolidation. All in all, a balanced group result was achieved.

Consolidated Companies

     In addition to DtA, three companies have been included in the DtA’s Group consolidated financial statements:

     DtA-Beteiligungs-Holding AG, Berlin
               (100 percent-owned subsidiary of Deutsche Ausgleichsbank)

     tbg Technologie-Beteiligungs-Gesellschaft mbH of Deutsche Ausgleichsbank, Bonn (tbg)
               (100 percent-owned subsidiary of DtA-Beteiligungs-Holding AG)

     gbb Beteiligungs-Aktiengesellschaft, Berlin (gbb)
               (100 percent-owned subsidiary of DtA-Beteiligungs-Holding AG)

     tbg has a 50 percent share in TCC Technologie-Coaching-Center GmbH, Berlin. Pursuant to § 311, Para. 2 German Commercial Code the company has not been included in the Group consolidated financial statements. gbb has a 51 percent stake in the share capital of EuroRatings AG, Frankfurt. Pursuant to § 296, Para. 2 German Commercial Code, this company was not included in the group consolidated financial statements.

Accounting and evaluation methods

     All assets and liabilities are reported in the balance sheet in conformity with legal requirements and generally accepted accounting principles with regard to reasons amounts and periods.

     Accounts receivable are valued at their nominal amount less value adjustments and present-value discounts. Securities held in liquid reserves are valued in conformity with the strict principle of the lower of cost or market value or at purchase cost or the market price on the balance sheet closing date. Securities have been allocated to the fixed assets. Securities to the amount of EUR 493,566,700.00 have not been valued in accordance with the principle of lower of cost or market. Discounts in connection with the borrowing of funds, which were entered immediately as expenses in the previous years, have been deferred pro rata temporis since 1999. Investment portfolios are valued at purchase cost less any requisite valuation adjustments. Tangible fixed assets are valued at purchase or production cost less scheduled depreciation. Depreciation is based on expected useful economic life. Minor items were fully written off in the year of acquisition.

     Liabilities are shown at repayment value. Provisions for pensions are documented by expert actuarial reports. The computation was based on the entry age normal method in accordance with the standard tables of Dr. Klaus Heubeck, which were revised in 1998, using a 5.5 percent interest rate. In 1955 the bank concluded an agreement with the Supplementary Pension Agency of the Federal Government and State Governments (Versorgungsanstalt des Bundes und der Länder) for the provision of pensions for its employees. Other reserves were constituted to the necessary extent in accordance with the principle of sound commercial judgement. In the case of reduced interest rate in the DtA programmes, the present cash value of expected interest cover shortfalls is included under other reserves. In order to promote transparency, the use of this reserve was shown under interest earned on credit and money market transactions (the gross amount is shown).

Currency conversion at DtA

     Pursuant to § 340 h German Commercial Code, the conversion of liabilities held in foreign currencies as well as the off-balance sheet hedging transactions have been conducted at the spot exchange rate prevailing on the balance sheet date. The positive balance stemming from the conversion of the hedging operations has been posted under other assets.

Structure

     For the Group and at DtA, the structure of the balance sheet and the statement of income follows the guidelines stipulated in the Ordinance on Bank Accounting. Items devoid of content have not been listed.

II. NOTES ON THE BALANCE SHEET

Maturity breakdown by unexpired terms

Figures in EUR million

	DtA	DtA	DtA Group	DtA Group
Balance sheet item	31.12.2000	31.12.2001	31.12.2000	31.12.2001

Other amounts due from financial institutions	33,855	38,067	33,855	38,067
– less than three months	1,466	2,592	1,466	2,592
– more than three months and up to one year	1,912	2,078	1,912	2,078
– more than one year and up to five years	11,933	14,241	11,933	14,241
– more than five years	18,544	19,156	18,544	19,156

Amounts due from customers	9,672	9,599	8,903	8,487
– less than three months	520	751	517	751
– more than three months and up to one year	238	231	237	227
– more than one year and up to five years	2,279	2,371	2,231	2,315
– more than five years	6,635	6,246	5,918	5,194

Bonds and other fixed-interest securities
– due the following year	33	27	33	27

Liabilities towards financial institutions with agreed maturity or period of notice	5,011	8,546	5,011	8,546
– less than three months	979	688	979	688
– more than three months and up to one year	273	250	273	250
– more than one year and up to five years	1,551	2,029	1,551	2,029
– more than five years	2,208	5,579	2,208	5,579

Other liabilities towards customers with agreed maturity or period of notice	18,320	18,829	18,299	18,666
– less than three months	876	1,161	855	988
– more than three months and up to one year	961	824	961	824
– more than one year and up to five years	6,961	7,275	6,961	7,285
– more than five years	9,522	9,569	9,522	9,569

Securitised liabilities
issued bonds – due the following year	2,665	3,085	2,665	3,085

Amounts due from financial institutions
under DtA development programmes
Figures in EUR million

	31.12.2000	31.12.2001	Change

ERP Business Start-Up Programme	7,096	6,617	–479

ERP Environmental and Energy-Saving Programme	5,737	6,707	+970

ERP Equity Capital Assistance Programme	2,743	3,106	+363

ERP Training Places Programme	266	247	–19

ERP Economic Development Programme	74	53	–21

ERP-other programmes	88	44	–44

DtA Business Start-Up Programme	8,557	10,224	+1,667

DtA Environmental Programme	4,131	4,703	+572

DtA Social Programme	1,577	1,877	+300

Equity capital assistance programme	936	903	–33

Supplementary equity capital programme	185	188	+3

Total	31,390	34,669	+3,279

     A subordinated priority was agreed upon for receivables resulting from the take-over of the ERP Economic Promotion Programmes (ERP Wirtschaftsförderungs-programme) from the Berliner Industriebank AG (BIB) in 1992. This is matched by the declaration of the Federal Government that no payments will be claimed from Deutsche Ausgleichsbank for as long as the bank is unable to claim any payments from BIB arising from the subordinated loans.

Amounts due from customers
under DtA development programmes
Figures in EUR million

	31.12.2000	31.12.2001	Change

Equity capital assistance programme	5,350	4,793	–557

Supplementary equity capital programme	15	7	–8

Participation in KfW-Gemeindeprogramm	335	290	–45

Municipal loan programme	226	145	–81

Loans to ethnic German immigrants from Eastern Europe for home furnishings	33	8	–25

Master craftsman apprenticeship BaföG grants	510	558	+48

Loans for vocational training	80	56	–24

Student BaföG grants	403	787	+384

ERP Environmental and Energy-Saving Programme	14	8	–6

DtA Environmental Programme	21	20	–1

Purchases of accounts receivable	1,535	1,427	–108

Promotion of education	0	12	+12

Total	8,522	8,111	–411

Securities breakdown

Figures in EUR million

Balance sheet item	Listed	Unlisted

Bonds and other fixed-interest securities	1,122	—

Shares and other variable-yield securities
• DTA	—	2,500
• tbg	21	0
• gbb	—	0

Amounts due from affiliated enterprises

     The bank has reported non-securitised claims from DtA-Beteiligungs-Holding AG totalling EUR 1,115 million under amounts due from customers. There are non-securitised liabilities towards DtA-Beteiligungs-Holding AG totalling EUR 231 million, tbg (EUR 5 million) and gbb (EUR 106 million).

Participations

in programmes
Figures in EUR million

	31.12.2000	31.12.2001	Change

tbg participations
– Participations in technology companies (BTU)	350	299	-51

– DtA Participation Programme	150	160	+10

– Participations in VC funds	130	156	+26

– Participations in technology companies (BTU 2000)	72	211	+139

– FUTOUR participation programme (including FUTOUR 2000)	55	65	+10

– Participations in young technology companies (BJTU)	14	12	-2

– Other participations	1	0	-1

gbb participations

– Participation in the DVB AG	60	60	0

– Growth and expansion financing	3	7	+4

– Konsolidierungs-und Wachstumsfonds Ost (KWFO)	3	10	+7

– Business start-up financing	0	2	+2

– Participations in VC funds	1	7	+6

DtA participations

– European Investment Fund	1	1	0

– Berliner Energieagentur GmbH	1	1	0

Total	841	991	+150

Fixed Assets (DtA)

Figures in EUR 1000

	Purchase/
Breakdown of	production-			Cumulative	Status	Status	Depreciation
balance sheet item	costs	Additions	Disposals	depreciation	31.12.2001	31.12.2000	2001

Land and buildings used for own operations	66,411	7,052	0	11,703	61,760	56,977	2,269

Other land and buildings	227	0	0	57	170	177	6

Operating equipment	36,805	18,237	401	31,251	23,390	11,220	5,667

Participations	2,040	0	2	213	1,825	1,827	0

Shares in affiliated enterprises	500,001	0	0	27,001	473,000	500,001	27,001

Securities treated as fixed assets	0	728,518	0	0	728,518	0	0

     Participations held by tbg and shares held by gbb (affiliated enterprises) were assessed at their respective market values and put up as contribution in kind in DtA-Beteiligungs-Holding AG.

Fixed Assets (Group)

Figures in EUR 1000

	Purchase/
Breakdown of	production-			Cumulative	Status	Status	Depreciation
balance sheet item	costs	Additions	Disposals	depreciation	31.12.2001	31.12.2000	2001

Land and buildings used for own operations	119,517	158,024	49,614	116,903	111,024	58,227	3,103

Other land and buildings	227	0	0	57	170	177	6

Fixed assets under construction	668	0	668	0	0	668	0

Operating equipment	37,150	21,026	552	31,510	26,114	11,506	5,909

Total Tangible Assets	157,562	179,050	50,834	148,470	137,308	70,578	9,018

Participations	855,686	390,746	19,816	235,369	991,247	841,466	6,460

Shares in affiliated enterprises	1,329	0	0	0	1,329	1,329	0

Securities treated as fixed assets	1,124	732,067	327	705	732,159	1,124	705

Other assets

     This item contains EUR 59 million and represents DtA amounts due from specialized funds which relate to earnings distributions decided upon in the financial year 2001.

Deferred income

     This item contains EUR 42 million in premium deductions incurred in the disbursement of loans.

Liabilities towards financial institutions and customers

     This balance sheet item applies to DtA only. The subsidiaries refinance exclusively through DtA or DtA-Beteiligungs-Holding AG.

Liabilities towards financial institutions

Figures in EUR million

	31.12.2000	31.12.2001	Change

Borrowers note loans	3,312	7,186	+3,874

Refinancing funds from the

– Kreditanstalt für Wiederaufbau	334	290	-44

– European Investment Bank	469	468	-1

Fixed-term deposits	476	101	-375

Deposits, pro rata interest, other	421	560	+139

Total	5,012	8,605	+3,593

Liabilities towards customers

Figures in EUR million

	31.12.2000	31.12.2001	Change

Refinancing funds from ERP Special Fund	16,017	16,782	+765

Borrowers note loans	1,809	1,509	-300

Other government deposits, incl. Special Fund	505	517	+12

Deposits, pro rata interest, other	216	392	+176

Total	18,547	19,200	+653

DtA’s securitised liabilities

     Bond issues serve the purpose of financing the bank’s own lending activities. No new bonds were issued in the year under review, though, by way of compensation, EUR 2,665 million were redeemed.

Breakdown of trust business

     The trust assets and liabilities include trustee loans (EUR 218 million); amounts due from financial institutions total EUR 208 million, amounts due from customers EUR 10 million and liabilities to customers EUR 218 million.

     Trustee loans amounting to EUR 218 million were granted under the Fqualization of Burdens Act (Lastenausgleichsgesetz) and the Immediate Aid Act (Soforthilfegesetz).

     The most significant trustor is the Special Compensation Fund (Sondervermögen Ausgleichsfonds) with EUR 213 million.

Deferred income

     This item includes discounts in the amount of EUR 406 million which were incurred in the disbursement of loans under DtA programmes, as well as EUR 145 million resulting from the purchase of receivables from the Federal Employment Office (Bundesanstalt für Arbeit).

Equity

     The subscribed capital totals EUR 511 million. Of the bank’s total capital, the special ERP Special Fund (ERF Sondervermögen) holds a 53.3 percent share, the Federal Republic of Germany, represented by the Federal Ministry of Finance, holds a 40.6 percent share and the Special Compensation Fund (Sondervermogen Ausgleichsfonds) holds a 6.1 percent share.

     DtA’s net loss for the year of EUR 130 million has been offset by the release of profit brought forward (EUR 52 million) and the release of other retained earnings (EUR 78 million).

DtA’s contingent liabilities

     Contingent liabilities consist of guarantees (EUR 315 million) and liability-indemnity declarations to financial institutions in the context of loans extended under public lending schemes (EUR 2,460 million). They are predominantly secured in the form of counter-guarantees by the Federal Government.

Other Obligations

     Both in the case of the Group and DtA only irrevocable loan commitments are shown.

Foreign currencies in euro

     Foreign currencies in the amount of EUR 9,024 million are included in the balance sheet items, securitised liabilities, liabilities towards financial institutions and liabilities towards customers and in the balance sheet item other assets EUR 978 million. They are exclusively apportionable to the bank.

III. NOTES ON THE STATEMENT OF INCOME

Regional breakdown of income

     Income was generated almost exclusively in the Federal Republic of Germany.

IV. OTHER INFORMATION

Derivative business

Volume

	Nominal values
			Credit risk equivalents
Figures in EUR million	31.12.2000	31.12.2001	31.12.2001

Interest rate risks
Interest rate swaps	7,064	7,204	71
Caps	575	230	—

Total interest rate risks	7,639	7,434	71

Currency risks
Foreign exchange deals transactions	—	—	—
Currency swaps/ Cross-currency swaps	8,821	8,712	339

Total currency risks	8,821	8,712	339

Maturity breakdown

	Interest rate risks		Currency risks
	Nominal values		Nominal values

Figures in EUR million	31.12.2000	31.12.2001	31.12.2000	31.12.2001

Remaining terms
up to three months	—	384	—	340
up to one year	1,225	867	368	862
up to five years	2,679	2,231	6,430	5,460
more than five years	3,735	3,952	2,023	2,050

Total	7,639	7,434	8,821	8,712

Counterparties

	Nominal values
			Credit risk equivalents
Figures in EUR million	31.12.2000	31.12.2001	31.12.2001

Banks in the OECD	15,761	15,579	370
Banks not in the OECD	—	—	40
Non-banks	699	567

Total	16,460	16,146	410

     Loan risk equivalents were assessed in accordance with the maturities method. No netting agreements existed. Derivative transactions are subject to the bank’s overall risk management and risk control system. They were concluded only by the bank exclusively for hedging purposes (micro-hedging).

Employees (DtA)

	2000			2001

Annual average	Male	Female	Total	Male	Female	Total

Full-time employees	401	312	713	402	313	715

Part-time employees	6	89	95	6	92	98

Trainees	7	16	23	7	16	23

Total	414	417	831	415	421	836

Employees (Group)

	2000			2001

Annual average	Male	Female	Total	Male	Female	Total

Full-time employees	437	336	773	442	344	786

Part-time employees	6	91	97	6	97	103

Trainees	7	16	23	7	16	23

Total	450	443	893	455	457	912

Remunerations to the Executive Bodies

     The remuneration paid to the members of the Management Board in the 2001 financial year totalled EUR 915,000. A total amount of EUR 6,081,000 was reserved as at 31 December 2001 for pension commitments due to former members of the Management Board and their surviving dependants. Current payments to such persons amounted to EUR 689,000 in 2001.

     The total remuneration paid to the members of the Advisory Board in the 2001 financial year amounted to EUR 65,000.

Deposit security

     The bank is a member of the Deposit Insurance Fund (Einlagensicherungsfonds) of the Federal Association of German Public Sector Banks (Bundesverband Öffentlicher Banken Deutschlands) and the Compensation Scheme of the Federal Association of German Public Sector Banks (Entschädigungseinrichtung des Bundesverbandes Öffentlicher Banken Deutschlands GmbH). Additional funding commitments exist in the amount stipulated in the Articles of Association.

Advisory Board

SIEGMAR MOSDORF
Chairman
GUSTAV ADOLF SCHRÖDER
Deputy Chairman
DIETRICH AUSTERMANN
KATRIN BUDDE (since 11 May 2001)
KARL-BURKHARD CASPARI (until 30 April 2002)
DR. JÜRGEN HENSEN
DR. TESSEN V. HEYDEBRECK
PETER JACOBY
WOLFGANG JÜTTNER
BARTHOLOMAÜS KALB
UWE LÜHR
KLAUDIA MARTINI (until 20 Sept. 2001)
DR. ULRICH OESINGMANN
BEDO PANNER (since 14 May 2001)
SIMONE PROBST
DR. KARL-PETER SCHACKMANN-FALLIS
(until 10 May 2001)
HANNS-EBERHARD SCHLEYER
DR. SIGRID SKARPELIS-SPERK
DR. DITMAR STAFFELT
DR. WOLFGANG VEHSE
HOLGER WENZEL
RAINER WILMERSTADT
DR. FRITZ WITTMANN
BRIGITTE ZYPRIES

Management Board

DR. MICHAEL BORNMANN
DR. PETER FLEISCHER
Chairman (since 1 Jan. 2002)
DR. HANS KOBAN
Chairman (until 31 Dec. 2001)
DR. JOACHIM LESSER

Supervision

     The Bank is subject to the supervisory authority of the Federal Government, which has in turn assigned this responsibility to the Federal Ministry of the Interior by mutual agreement with the Federal Ministry of Finance and the Federal Ministry of Economics and Technology.

Bonn, March 30, 2002

Deutsche Ausgleichsbank
The Management Board

/s/ Bornmann Dr. Bornmann	/s/ Fleischer Dr. Fleischer	/s/ Lesser Dr. Lesser

Shareholdings in companies

Companies in which DtA, tbg and gbb have a 20% or more interest

	Nominal/Share Capital	% in	Performance
Company name and location	(thousand of EUR)	Shares	(thousands of EUR)*

DtA

Berliner Energieagentur GmbH, Berlin	2,557	33.30	—

tbg

1:1 Prototyping Herbak GmbH, Calmbach	32	23.08	–59

baF business angel Fondverwaltungs GmbH, Hanover	21,474	23.81	–1,022

BioM AG Munich Bio Tech Development, Munich	8,811	22.70	–2,050

BonnInnova GmbH & Co. Venture Beteiligungs KG, Bonn	5,113	25.00	1,823

Bremer Unternehmensbeteiligungsgesellschaft mbH, Bremen	5,113	20.00	–1,594

eCapital Unternehmensbeteiligungen AG & Co. New Techonologies KG, Rheinbach	12,000	22.50	–1,196

FIB Fonds für Innovation und Beschäftigung Rheinland-Pflaz UBG mbH, Mainz	1,278	24.00	–18

Heidelberg Innovation GmbH, Heidelberg	11,723	24.99	–929

Holister GmbH Holistic Systems to Estimate Results, Lichtenfels	39	22.48	–67

IMH Hannover Venture Capital GmbH & Co. Beteiligungs KG, Berlin	64,284	24.88	–1,531

INI-Ventures GmbH & Co. Beteiligungs KG, Bonn	3,432	24.77	—

IVC Venture Capital AG, Frankfurt am Main	17,757	24.29	2,015

KTG Technologie Beteiligungs-Gesellschaft mbH & Co. KG, Hanover	6,806	25.03	–810

Micro Venture GmbH & Co. KGaA Beteiligungsgesellschaft, Cologne	1,400	24.96	–20

Sachsen LB V.C. GmbH & Co. KG, Leipzig	13,301	24.81	–651

S-ReFIT Regionaler Finanzierungsfonds Verwaltungs-GmbH, Regensburg	7,084	23.09	4,368

TakeOff Venture Capital Fund GmbH & Co. KG, Mühlheim	1,795	24.79	–51

TCC Technologie Coaching Center GmbH, Berlin	511	50.00	0

Technologie Beteilligungsfonds Bayern GmbH & Co. KG, Munich	47,524	25.02	0

Technologie Beteilligungsfonds Bayern Verwaltungs GmbH, Munich	26	25.00	0

Tübinger Seed Fonds KG, Tübingen	6.001	20.83	47

TVM III GmbH & Co. Medical Ventures Beteiligungs KG, Munich	61,364	23.33	–2,361

TVM V IT GmbH & Co. KG, Munich	83,507	23.95	—

VCT Venture Capital Thüringen GmbH & Co. KG, Erfurt	20,501	24.94	765

gbb

Bachmann GmbH, Pinnow	200	20.00	–1,414

Bike Systems Betriebs- und Beteiligungsgesellschaft mbH	3	20.00	446

Dachwieger Elektroservice, Dachwig	35	24.90	44

Exato Küchen AG, Klosterfelde	7,054	20.05	785

FAMA Fassaden GmbH, Zottelstedt	33	24.70	—

Gerhard Auge GmbH, Doberlug	34	24.90	—

Hirschfeld Touristik Event GmBH & Co. KG	150	25.00	–178

Hirschfeld Software GmbH, Erfurt	38	25.00	–40

Lewag AG, Schwerin	1,176	21.74	insolvent

Mala Verschluss-Systeme GmbH, Schweina	256	20.00	316

Optec Gesellschaft für optische Technik, Berlin	520	25.00	insolvent

Optosys Semiconductors Holding AG, Berlin	524	22.52	–12

Optosys Technologies GmbH, Berlin	25	20.00	–2,745

Sanforst Holzveredelung, Stavenhagen	260	24.62	–1,493

Sanforst Vertrieb, Stavenhagen	150	24.80	—

Schorfheider Holzkohle	270	20.00	–763

TBM Tilmann Borchardt Maschinenebau GmbH, Annaburg	51	20.00	–128

Wieske Straßen-und Tiefbau KG, Wittstock	251	24.90	—

*	Companies marked with “—” annual financial statements were not available.

INDEPENDENT AUDITOR’S REPORT

     We have audited the annual financial statements, including the accounting of the bank and its Group consolidated financial statements as well as the status report on the bank and the Group for the financial year from 1 January 2001 to 31 December 2001. The accounting and the preparation of the financial statements and status report in accordance with the provisions of German commercial law and the supplementary provisions of the Bank’s Articles of Association are the responsibility of the Bank’s Management Board. Our responsibility is to express an opinion on the annual financial statements and consolidated financial statements, including the accounting and the status report on the bank and the Group, based on our audit.

     We conducted our audit of the annual financial statements and the consolidated financial statements in accordance with § 317 HGB (German Commercial Code) and in compliance with the German principles of proper auditing established by the Institut der Wirtschaftsprüfer (IDW = German Certified Public Accountants). These standards require that we plan and perform the audit in such a way as to identify with reasonable assurance inaccuracies and misstatements which significantly impact the view of the assets, financial position and net income given by the annual financial statements and consolidated financial statements in compliance with generally accepted accounting principles and by the status report on the bank and the Group. The determination of auditing procedures makes allowance for knowledge of the business activity and of the economic and legal environment of the institution as well as the expectations of possible errors. Within the scope of the audit, the efficiency of the accounting-related internal controlling system as well as the evidence supporting the figures in the accounting, the annual financial statements, consolidated financial statements and the status report on the bank and the Group are evaluated largely on the basis of random tests. The audit also includes assessing the accounting and consolidation principles used and the significant estimates made by the legal representatives, as well as evaluating the overall presentation of the annual financial statements, consolidated financial statements and the report on the status of the bank and the Group. We believe that our audit provides a sufficiently sound basis for our opinion.

     Our audit resulted in no objections.

     In our opinion, the annual financial statements and the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and net income of the bank and the Group in accordance with generally accepted accounting principles. Overall, the report on the status of the bank and the Group correctly represents the state of affairs of the bank and the Group and accurately reflects the risks of future development.

Düsseldorf, May 14, 2002

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Ramrath Wirtschaftsprüfer (Auditor)	Dr. Erner Wirtschaftsprüfer (Auditor)

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrants Kreditanstalt für Wiederaufbau and KfW International Finance Inc. have each duly caused this amendment to be signed on their respective behalves by the undersigned, thereunto duly authorized,

KREDITANSTALT FÜR WIEDERAUFBAU

By: /s/ Hans W. Reich Hans W. Reich Managing Director

By: /s/ Detlef Leinberger Detlef Leinberger Managing Director

KfW INTERNATIONAL FINANCE INC.

By: /s/ Gerhard Lewark Gerhard Lewark Senior Vice President and Treasurer

Date: December 20, 2002

EXHIBIT INDEX

Exhibit	Description

(f) (1)	Consent of the Federal Republic of Germany
(f) (2)	Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft